Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

April 30, 2021

Mr. Eric Atallah

Mr. Brian Cascio

Ms. Abby Adams

Mr. Chris Edwards

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:	Therapeutics Acquisition Corp. Registration Statement on Form S-4 Filed March 23, 2021 File No. 333-254600

Dear Mr. Atallah, Mr. Cascio, Ms. Adams and Mr. Edwards:

This letter is submitted on behalf of Therapeutics Acquisition Corp. d/b/a Research Alliance Corp. I (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-4, filed on March 23, 2021 (the “Initial Registration Statement”), as set forth in the Staff’s letter dated April 20, 2021 to Matthew Hammond, the Company’s Chief Financial Officer (this “Comment Letter”). The Company is concurrently filing its Amendment No. 1 to Registration Statement on Form S-4 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of this Comment Letter has been reproduced and italicized herein with the response below the numbered comment. Unless otherwise indicated, the page reference in the description of the Staff’s comment refers to the Initial Registration Statement, and the page reference in the response refers to the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement. The response provided herein is based upon information provided to Goodwin Procter LLP by the Company.

Registration Statement on Form S-4 filed March 23, 2021

Questions and Answers for Stockholders of RACA
What matters will be considered at the Special Meeting?, page 5

1.	Where you discuss the advisory proposal related to DGCL Section 203, revise to briefly identify the content of the proposal, here and throughout the proxy statement/prospectus.

Response to Comment No. 1: The Company respectfully advises the Staff that it has revised the disclosure on page 6 and elsewhere in the Amended Registration Statement in response to the Staff’s comment in order to further clarify the content of the proposal. In addition, on pages 119 and 120, the Company has provided a more extensive discussion of Section 203 of the DGCL.

Mr. Atallah

Mr. Cascio

Ms. Adams

Mr. Edwards

U.S. Securities and Exchange Commission

April 30, 2021

What conditions must be satisfied to complete the Business Combination?, page 8

2.	Revise this Q&A to disclose the conditions of the closing and to clarify which conditions are waivable and by which party or parties. Revise the risk factor on page 81 to further address the risks associated with the waivable conditions.

Response to Comment No. 2: The Company respectfully advises the Staff that it has revised the disclosure on page 8 and elsewhere in the Amended Registration Statement in response to the Staff’s comment to clarify which conditions are waivable and further address the risks associated with the waivable conditions on page 81.

Summary, page 17

3.	On page 19 and elsewhere in the prospectus, you describe radiation therapy as a “de-risked modality across many cancers.” You also speak of POINT’s “products once approved,” and state that its “lead assets . . . have proven objective clinical response data that support pursuing a development path that enables registration in large markets.” As safety and efficacy determinations are solely within the FDA’s authority and they continue to be evaluated throughout all phases of clinical trials, please remove references to “de-risked,” “products” (as they are only product candidates until they receive regulatory approval), refrain from statements assuming they will be approved, and avoid statements of “proven response” and any similar references in your prospectus.

Response to Comment No. 3: In response to the Staff’s comment, the Company has revised the disclosure on pages 19 through 21 and elsewhere in the Amended Registration Statement to remove references to “de-risked” products and “proven objective clinical response data” and to clarify that these products have not yet received approval from the FDA.

4.	We note the references to positive clinical data that was obtained from prospective studies of your product candidates. Please clarify that phase of these clinical trial studies and who conducted the trials. Please also balance this disclosure by disclosing that these positive results may not result in successful completion of your clinical trials or approval of your product candidates for commercialization.

Response to Comment No. 4: In response to the Staff’s comment, the Company has revised the disclosure on pages 19 through 21 and elsewhere in the Amended Registration Statement to clarify, for PNT2002 and PNT2003, the phase of the clinical trial studies and who has conducted these studies and to add the requested disclosure that the positive results for these product candidates may not result in successful completion of clinical trials or approval of the product candidates for commercialization and reimbursement.

Mr. Atallah

Mr. Cascio

Ms. Adams

Mr. Edwards

U.S. Securities and Exchange Commission

April 30, 2021

Risk Factors
Risks Related to POINT’s Reliance on Third Parties, page 46

5.	File the agreements with the third party suppliers on which POINT is substantially dependent, as required by Item 601(b)(10)(ii)(B) of Regulation S-K and disclose the names of those suppliers as required by Item 101(h)(4)(v) of Regulation S-K.

Response to Comment No. 5: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that other than the CPDC Clinical Supply Agreement, it does not believe that POINT is substantially dependent on the agreements with any of its suppliers. The Company is filing the CPDC Clinical Supply Agreement with the Amended Registration Statement.

The Company does not believe that any of the other POINT contracts with suppliers are required to be filed as exhibits to the registration statement because POINT has concluded that those contracts are not required to be filed pursuant to Item 601(b)(10)(ii) of Regulation S-K. POINT determined that such contracts are of the sort that ordinarily accompany the kind of business conducted by POINT and are made in the ordinary course of POINT’s business.  Accordingly, pursuant to Item 601(b)(10)(ii)(B), the Company is not required to file POINT’s contracts with suppliers unless POINT’s business is “substantially dependent” on such contracts. The Company has concluded that POINT’s business is not substantially dependent on such contracts and, consequently, such contracts are not required to be filed as exhibits pursuant to Item 601(b)(10).

If POINT were to receive notice from any of the these existing suppliers of such party’s intent to cease providing the supplies, the Company believes that it could transition to one or more alternative suppliers on commercially reasonable terms. While such a transition could potentially be disruptive in the short-term, it would not prevent the Company from operating its business or materially impact the Company’s business or financial results. For the foregoing reasons, the Company does not believe that its business is substantially dependent on its arrangements with these suppliers, and therefore is not required to file any such supply agreement as an exhibit to the registration statement under Item 601(b)(10)(ii)(B) of Regulation S-K.

POINT also continues to identify alternative suppliers for each of its components as part of its overall risk management strategy and believes that it could find such alternative suppliers on a timely basis and on similar terms as its current suppliers. In addition, as disclosed in the registration statement, POINT is in the process of constructing its own manufacturing facility, which is expected to be complete by the end of the year. Once POINT’s manufacturing facility is complete, it will reduce POINT’s reliance on any of the supply agreements currently in effect, including the CPDC Supply Agreement.

Mr. Atallah

Mr. Cascio

Ms. Adams

Mr. Edwards

U.S. Securities and Exchange Commission

April 30, 2021

New POINT will continue to evaluate its arrangements with its suppliers and, in the event that the Company becomes substantially dependent on any particular contract with a supplier, the Company will file any agreement defining such relationship as an exhibit to its filings with the Commission.

Item 101(h)(4)(v) of Regulation S-K requires companies to identify the sources and availability of raw materials and the names of its principal suppliers. The Company believes it has met the disclosure obligation to name POINT’s principal suppliers and respectfully refers the Staff to the following disclosure which is on page 47 of the Amended Registration Statement:

“To date, POINT has obtained Lu177 isotopes for the clinical trials of PNT2002 and PNT2003 from Isotopia Molecular Imaging LTD and ITG Isotope Technologies Garching GmbH. The isotope for these targeted radioligand therapies is shipped to POINT’s CMO, the Centre for Probe Development and Commercialization located in southern Ontario, Canada, which currently manufactures these radioligand therapy products until POINT’s Indianapolis, IN facility is fully operational.”

As well as the following disclosure on page 183 of the Amended Registration Statement.

“With internal isotope manufacturing capabilities, POINT intends to use in-house manufactured Lu-177 isotopes, as well as externally sourced Lu-177 to ensure supply redundancy and uninterrupted supply for the manufacture of POINT’s radioligand therapies. External supply has been secured through ITM Medical Isotopes and Isotopia.”

Based on this disclosure, the Company believes it has met the disclosure required by required by Item 101(h)(4)(v) of Regulation S-K.

Risks Related to RACA and the Business Combination, page 75

6.	On page 81, please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.

Response to Comment No. 6: The Company respectfully advises the Staff that it has revised the disclosure on page 82 of the Amended Registration Statement in response to the Staff’s comment regarding the potential for increased costs for investors to bring a claim.

Mr. Atallah

Mr. Cascio

Ms. Adams

Mr. Edwards

U.S. Securities and Exchange Commission

April 30, 2021

Background to the Business Combination, page 102

7.	Substantially revise the background section to provide additional detail regarding the depth of evaluation the management team conducted of the over 50 other candidates it considered, the 28 it contacted and the two with which it entered into non-disclosure agreements. In doing so, clarify the industry or industries targeted, why the alternatives considered were not pursued and when consideration and, to the extent they began, when negotiations began and ended. Disclose what was addressed at the October 28, 2020 meeting, and clarify if POINT was under consideration at that time. Disclose the first contact with POINT and which party initiated the contact.

Response to Comment No. 7: The Company respectfully advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on page 104 of the Amended Registration Statement to provide additional detail regarding the depth of the evaluation of the RACA management team with respect to other business combination candidates.

8.	Clarify RA Capital’s role and the representatives of RA Capital who participated in the negotiations throughout the background discussion.

Response to Comment No. 8: The Company respectfully advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on pages 104 through 106 of the Amended Registration Statement to reflect the representatives of RA Capital that participated in the business combination negotiations.

9.	Clarify what information about POINT business RA Capital obtained via the data room and the POINT Board and management team presentations in November and December 2020.

Response to Comment No. 9: The Company respectfully advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on page 105 of the Amended Registration Statement to detail the information obtained by RA Capital via the data room and the POINT Board and management team presentations.

10.	Clarify how RA Capital Management determined the terms for the initial term sheet proposed on January 14, 2021, and revise the subsequent discussions of changes to the terms to clarify the reasons the terms changed. We note the equity valuation of POINT went from $565 million to $603 million, to $520.1 million, and that several revised versions of the business combination agreement were exchanged between the parties from March 5 to March 11.

Response to Comment No. 10: The Company respectfully advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on pages 105 through 106 of the Amended Registration Statement to clarify the changes in the equity valuation and changes in terms to the proposed business combination.

Mr. Atallah

Mr. Cascio

Ms. Adams

Mr. Edwards

U.S. Securities and Exchange Commission

April 30, 2021

The Board’s Reasons for the Business Combination, page 108

11.	We note from the second paragraph that the Board did not obtain a fairness opinion, but that it relied on the “necessary analyses and determinations regarding the Business Combination” the officers and directors and financial advisor provided to the Board. The factors cited below include the “valuations and trading of comparable publicly traded companies.” Revise this section to disclose the financial analyses of the comparable companies, transactions and other analysis upon which the board relied in reaching its decision. In doing so, provide the material assumptions underlying the analysis, including the criteria used to select comparable companies and/or transactions. If there were any analyses that did not support the fairness of the transaction, please include appropriate disclosure.

Response to Comment No. 11: The Company respectfully advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on page 110 of the Amended Registration Statement to disclose the financial analyses performed by the RACA Board in evaluating the proposed business combination. The Company further advises the Staff that there were no analyses performed that did not support the fairness of the business combination.

12.	We note the Board considered “POINT’s business model, outlook, financial plan, and debt structure.” As it appears that RACA’s Board, officers and directors and/or financial advisors reviewed projected financial information provided by POINT, please revise to disclose such projections, how the board used any projections provided and discuss all material assumptions used to develop the projections. Also discuss the possible impact if the projections are not correct and clarify when the projections were provided.

Response to Comment No. 12: The Company respectfully advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on page 111 of the Amended Registration Statement to clarify that the RACA Board did not utilize any financial projections from POINT, other than the expected cash runway that POINT would obtain following the Closing as a result of receiving proceeds from the PIPE Financing and the remaining balance of the Trust Account.

Summary of RACA Financial Analysis, page 111

13.	Revise the precedent transaction comparables to provide additional information to clarify why the board believed this analysis is reliable. In particular we note the age of these transactions, the fact that only two companies were used, their vast size by comparison to this target, and the narrow criteria cited. Please also further describe the comparative analysis between POINT and the precedent transaction comparables conducted by RACA and how that resulted in an implied enterprise value for POINT.

Response to Comment No. 13: The Company respectfully advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on pages 113 through 114 of the Amended Registration Statement to include additional information regarding precedent transaction comparables, and the comparative analysis conducted by RACA to determine the implied enterprise value for POINT.

Mr. Atallah

Mr. Cascio

Ms. Adams

Mr. Edwards

U.S. Securities and Exchange Commission

April 30, 2021

Satisfaction of 80% Test, page 112

14.	Further clarify how the Board reached this determination.

Response to Comment No. 14: The Company respectfully advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on page 115 of the Amended Registration Statement to further clarify how the RACA Board made the determination that the 80% test had been satisfied.

U.S. Federal Income Tax Considerations, page 130

15.	Please revise this section to provide a tax opinion in accordance with Regulation S-K, Item 601(b)(8). Please refer to Sections III.C.3 and 4 of Staff Legal Bulletin No. 19 concerning assumptions and opinions subject to uncertainty. In revising your disclosure, please clarify the first paragraph, which states the entire tax discussion only applies to redemptions, although you address other situations within the tax disclosure section. Eliminate the repetition between the first paragraph and the redemption discussion in the paragraphs on page 130-132.

Response to Comment No. 15: The Company respectfully advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on page 135 of the Amended Registration Statement , and will be providing a tax opinion in accordance with Regulation S-K, Item 601(b)(8).

16.	Revise the first sentence on page 130, the similar language on page 134 and throughout this section, to eliminate the term “certain” and clarify that you have described all the material U.S. federal tax consequences. In addition, you “urge holders of [y]our common stock . . . to consult their own tax advisors concerning the U.S. federal . . . tax consequences” of the transaction. Investors are entitled to rely on your disclosure. Revise to eliminate this and similar disclaimers throughout this section. You may recommend that investors consult their own advisors with respect to the personal tax consequences of the transactions, which may vary. For guidance, refer to Section III.D. of Staff Legal Bulletin No. 19.

Response to Comment No. 16: The Company respectfully advises the Staff that it has revised the disclosure on pages 135 through 141 of the Amended Registration Statement in response to the Staff’s comment.

Information About POINT
Our Pipeline, page 159

17.	Increase the fonts in your pipeline and in the graphics beginning on page 167 so that the text is readable.

Response to Comment No. 17: The Company respectfully advises the Staff that it has revised the graphics on pages 169 through 181 of the Amended Registration Statement in response to the Staff’s comment.

18.	Revise the pipeline to indicate those product candidates you have licensing or collaboration agreements to develop. Please also revise the arrows in the pipeline chart to accurately reflect the stage of development for each product candidate. For example, the arrow for PNT2003 suggests that Phase 3 is complete and the arrow for PNT2002 suggests Phase 3 is more than halfway complete when the first patient dosed is not expected until the second quarter of 2021. In addition the arrow for PNT2001 and PNT2004 show that pre-clinical development is complete but disclosure elsewhere in the prospectus states that addition pre-clinical testing is planned or ongoing.

Response to Comment No. 18: The Company has updated the pipeline on pages 169 through 170 and page 176 of the Amended Registration Statement to include, for each applicable product candidate, the partner with which POINT has a license or collaboration agreement and has revised the arrows to reflect the stage of development. We respectfully submit for the Staff’s consideration that the pipeline identifies the next milestone for each product candidate to clarify the stage of development for such product candidate.

Mr. Atallah

Mr. Cascio

Ms. Adams

Mr. Edwards

U.S. Securities and Exchange Commission

April 30, 2021

Our Programs, page 164

19.	For each clinical trial you discuss, please disclose whether there were treatment-related serious adverse events and, if so, identify them.

Response to Comment No. 19: In response to the Staff’s comment, the Company has revised the disclosure on page 180 of the Amended Registration Statement to disclose the serious adverse events deemed related to 177Lu-PNT2003 and to identify them by type. The Company respectfully submits that it does not have any data on any adverse event information with respect to PNT2001, PNT2002 and PNT2004at this time.

Intellectual Property, page 174

20.	For PNT 2001, revise to clarify the number of pending U.S. patent applications and to what they relate, and the locations of the remaining pending patent applications.

Response to Comment No. 20: In response to the Staff’s comment, the Company has updated the disclosure on page 185 of the Amended Registration Statement to clarify that sixteen single patent applications are pending in various jurisdictions, including one in each of the United States, Europe, South America, Australia and Chile. Per the disclosure on page 179 of the Amended Registration Statement, each of these patents cover new amide-based compounds which bind or inhibit PSMA and carry at least one moiety which is amenable to radiolabeling.

Mr. Atallah

Mr. Cascio

Ms. Adams

Mr. Edwards

U.S. Securities and Exchange Commission

April 30, 2021

License Agreements, page 175

21.	Revise the disclosure of each of your licenses to include all material terms, including without limitation, the upfront license fee paid, the annual license maintenance fee to be paid, the term of the agreement, the aggregate amount of milestone payments under the agreement and the amounts paid to date, the royalty fee, the royalty term, and the termination. We note, for example, there is no disclosure of the royalty rate in the CanProbe agreement and no termination date. Most of the material terms are missing from the disclosure of the Scintomics license. Total milestone payments, royalty rates and potential termination date are not indicated with respect to the BACH licenses, and the research agreement terms are not clear. Milestone and royalty rates and terms are not disclosed for the Avacta license. Please also make conforming changes for each license agreement disclosed in Note 12 on page F-33 of the Consolidated Financial Statements of POINT Biopharma Inc.

Response to Comment No. 21: The Company acknowledges the Staff's comments and has revised the disclosure of the licenses on pages 185 through 188 of the Amended Registration Statement to include the material terms of the licenses including, as applicable, information regarding upfront license fee paid, the annual license maintenance fee, the term of the agreement, the aggregate amount of milestone payments under the agreement and the amounts paid to date, the royalty fee ranges and the duration of such royalty fees, and the termination, to the extent provided in the applicable license agreement. The Company has also made conforming changes to Note 12 of the Consolidated Financial Statements of POINT.

22.       We note you have filed one of the CanProbe license agreements. File the remaining agreements disclosed in this section as exhibits as required by Item 601(b)(10) of Regulation S-K or tell us why you believe they are not required to be filed.

Response to Comment No. 22: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it does not believe that any of the license agreements, other than the CanProbe license agreement are currently material to the Company. POINT is a clinical precision oncology company focused on the development and commercialization of next-generation radiopharmaceuticals for the treatment of cancer. As such, it routinely enters into license agreements from time to time in order to secure certain intellectual property rights necessary or advisable for the identification and development of additional product candidates. Such agreements ordinarily accompany the business of companies in the early development stage of identifying product candidates. As is disclosed throughout the Amended Registration Statement, POINT has two late-stage candidates in its pipeline, PNT2002 for the treatment of prostate cancer and PNT2003 for the treatment of neuroendocrine tumors. These two product candidates are the only late stage potential candidates of POINT. The other product candidates are in very early stages. The CanProbe license agreement is the only license agreement involved in the PNT2002 and PNT2003 candidates and the CanProbe license agreement was filed as Exhibit 10.16 to the Initial Registration Statement. PNT2001, PNT2004 and the programs contemplated under the tumor microenvironment targeting prodrug platform are in preclinical development. Given the early stage of PNT2001, PNT2004 and the tumor microenvironment targeting prodrug platform, the Company does not believe that the license agreements related to these product candidates are material to the Company at this time.

The SCI Agreement relates to PNT2001. PNT2001 is still in preclinical trials and, as described in the Amended Registration Statement, the Company expects to begin IND-enabling studies for this program in 2022. At this time, PNT2001 is in such an early stage of development, that the Company does not believe the license agreement is a material agreement for the Company.

Mr. Atallah

Mr. Cascio

Ms. Adams

Mr. Edwards

U.S. Securities and Exchange Commission

April 30, 2021

The Bach Agreement relates to PNT2004. As described in the Amended Registration Statement, POINT is “continuing preclinical studies for PNT2004 and assessing lead compounds with lutetium-177 and actinium-225 for therapy and Ga-68 for imaging, and expect to initiate clinical development for this program in 2022.” At this time, PNT2004 is in such an early stage of development, that the Company does not believe the license agreement is a material agreement for the Company.

The Second Bach Agreement and the AVACTA Agreement both relate to POINT’s tumor microenvironment targeting prodrug platform. As described in the Amended Registration Statement, POINT is currently evaluating development plans to advance the tumor microenvironment prodrug platform. As such, the Company does not believe these license agreements are material to the Company at this time.

Accordingly, the Company respectfully advises the Staff that it does not consider any of these license agreements to satisfy the definition of a “material contract” under Item 601(b)(10)(i) of Regulation S-K. New POINT will continue to evaluate its license agreements and, in the event that the Company concludes that such license agreement has become a material agreement, the Company will file such license agreement as an exhibit to its filings with the Commission.

Government Regulation, page 177

23.	In the risk factor on page 50, you state that POINT’s business involves the use of potentially hazardous substances, including chemical materials and potential exposure to radiopharmaceutical treatments, subjecting it to “federal, state, provincial and local laws and regulations in the United States, Canada and other foreign jurisdictions governing the use, manufacture, storage, handling, and disposal of medical and hazardous materials.” Revise this section to address these material regulations, to the extent you have not. Refer to Item 101(h)(4)(ix) and (xi) of Regulation S-K.

Response to Comment No. 23: The Company respectfully advises the Staff that it has revised the disclosure on pages 50 and 188 of the Amended Registration Statement to reference specific material regulations in response to the Staff’s comment.

POINT’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations Research and Development, page 196

24.	We note the discussion of your product pipeline beginning on page 159 and that you have multiple products in varying stages of development and clinical testing. Please revise to provide more detail for your research and development expenses for each period presented, including but not limited to by product or program area. To the extent that you do not track expenses by product or program, please disclose as such.

Mr. Atallah

Mr. Cascio

Ms. Adams

Mr. Edwards

U.S. Securities and Exchange Commission

April 30, 2021

Response to Comment No. 24: In response to the Staff’s comment, the Company has revised the disclosure on page 207 of the Amended Registration Statement to disclose that POINT does not track research and development expenses by product.

Exhibits

25.	Please provide a form of proxy marked as “preliminary” with your next submission.

Response to Comment No. 25: The Company respectfully advises the Staff that it has included as an Exhibit to the Amended Registration Statement, a preliminary proxy.

* * * * *

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (617) 570-1879.

Sincerely,
/s/ Laurie A. Burlingame, Esq.
Laurie A. Burlingame, Esq.

cc: Matthew Hammond, Chief Financial Officer, Therapeutics Acquisition Corp.
Dan Espinoza, Esq., Goodwin Procter LLP
Blake Liggio, Esq., Goodwin Procter LLP
Jocelyn Arel, Esq., Goodwin Procter LLP
Jay Knight, Esq., Bass, Berry & Sims PLC
Susan Sidwell, Esq., Bass, Berry & Sims PLC